SECURITIES AND EXCHANGE COMMISSION
                                Washington D.C. 20549



                                      Form 11-K
                                    ANNUAL REPORT



                           Pursuant to Section 15(d) of the
                           Securities Exchange Act of 1934



               (Mark One):
               ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
           X   EXCHANGE ACT OF 1934.
               For the fiscal year ended       December 31, 1996

                                          OR

               TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934.
               For the transition period from               to


               Commission file number       1-6047



                            PENNSYLVANIA ELECTRIC COMPANY
                 EMPLOYEE SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
                                 2800 Pottsville Pike
                           Reading, Pennsylvania 19640-0001

                 (Full Title of the Plan and the Address of the Plan)



                                       GPU, INC
                                100 Interpace Parkway
                          Parsippany, New Jersey 07054-1149



                (Name of Issuer of the securities held pursuant to the
                 Plan and address of its principal executive office)

                            PENNSYLVANIA ELECTRIC COMPANY
                 EMPLOYEE SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES

                            INDEX OF FINANCIAL STATEMENTS
                                       _______


                                                                      Pages

          Report of Independent Accountants                             2


          Financial Statements:
            Statements of Net Assets Available for Plan
                Benefits as of December 31, 1996 and 1995               3

            Statements of Changes in Net Assets Available
                for Plan Benefits for the years ended
                December 31, 1996 and 1995                              4

            Notes to Financial Statements                              5-15

                           REPORT OF INDEPENDENT ACCOUNTANT



          To the Administrative Committee of the
          Pennsylvania Electric Company Employees
          Savings Plan for Bargaining Employees:

          I have audited the accompanying statements of net assets available for plan benefits of Pennsylvania Electric Company Employees Savings Plan for Bargaining Unit Employees (the "Plan") as of December 31, 1996 and 1995, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the management of the Plan. My responsibility is to express an opinion on these financial statement based on my audit.

          I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audits to obtain reasonable assurance about whether the statement of revenue and expenditures is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

          In my opinion, the financial statements referred to above presents fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.




          105 North 22nd Street
          Philadelphia, Pennsylvania
          May 16, 1997

                            PENNSYLVANIA ELECTRIC COMPANY
                 EMPLOYEE SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES

                               STATEMENTS OF NET ASSETS
                             AVAILABLE FOR PLAN BENEFITS

                              December 31, 1996 and 1995
                                       _______


                                                     1996          1995

          Investments in GPU Companies
              Master Savings Plan Trust
              at fair value                      $62,392,897   $52,788,908

          Participant loans receivable             1,181,252     1,027,457

          Net assets available for plan
              benefits                           $63,574,149   $53,816,365











                        The accompanying notes are an integral
                           part of the financial statements

                            PENNSYLVANIA ELECTRIC COMPANY
                 EMPLOYEE SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES

                         STATEMENTS OF CHANGES IN NET ASSETS
                             AVAILABLE FOR PLAN BENEFITS

                    for the years ended December 31, 1996 and 1995
                                       _______


                                                     1996          1995

          Balances, beginning of year            $53,816,365   $41,609,428

          Increases:
            Contributions:
              Employee                             6,482,448     5,403,704
              Employer                               678,865       634,248

            Interest on loans                         81,776        63,595

            Net investment gain in GPU
                Companies Master
                Savings Plan Trust                 5,455,871     7,298,736

                                                  12,698,960    13,400,283

          Decreases:
            Distributions and
                withdrawals                        3,169,406     1,173,866

            Transfers to/(from) affiliated
                savings plans                       (228,230)       19,480

                                                   2,941,176     1,193,346

          Balances, end of year                  $63,574,149   $53,816,365



















                        The accompanying notes are an integral
                          part of the financial statements.

                            PENNSYLVANIA ELECTRIC COMPANY
                 EMPLOYEE SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES

                            NOTES TO FINANCIAL STATEMENTS
                                       _______


          1.  General Description of the Plan:

              The following description of the Pennsylvania Electric Company Employee Savings Plan for Bargaining Unit Employees ("Plan") provides only general information on the provisions of the Plan in effect on December 31, 1996. Participants should refer to the Benefits Handbook and the Plan document and prospectus for a more complete description of the Plan's provisions.

                General:

              The Plan is a defined contribution plan. In general, all bargaining employees of Pennsylvania Electric Company ("Company") are eligible to participate if the employee is employed on a full-time basis or has completed 1,000 hours of service in a consecutive 12-month period.

              The Plan is intended to qualify as a cash or deferred profit sharing plan under Sections 401(a) and 401(k) of the Internal Revenue Code. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Company generally absorbs all administrative costs of the Plan, except for certain trust administration costs which are paid out of plan assets held in the trust. A participant is eligible to transfer his account to an affiliated savings plan upon a change in his employment status.

              The Plan contains additional employer contribution and employee savings features. Participants have the option to transfer their 2% accounts in the Pension Plans to the Savings Plan. Participants may also "rollover" distributions received from other qualified plans to the Savings Plan.

                Contributions:

              The Plan provides two contribution options to a participant. Subject to certain limitations set forth in the Plan, the participant may elect (1) to have his base compensation reduced by an amount equal to any whole percentage (before-tax 401(k) contributions) which is contributed on behalf of the employee by the Company; and/or (2) to contribute by payroll deduction any whole percentage of base compensation (after-tax).






                                      Continued

                                       _______


            1.  General Description of the Plan, continued:


                  Matching Program:

                The Company provides a matching contribution to the Plan, on behalf of each participant, in an amount equal to 25% of a participant's aggregate contributions up to 4% of the participant's base salary.

                  Investment Funds:

                Participants may elect to have their Plan accounts invested in one or more of the following eleven investment options:

               . Units of Interest in an "Interest Income Fund", formerly the "Fixed Fund" managed by Fidelity Management Trust Company, the assets of which are invested primarily in contracts issued by insurance companies, banks or other financial institutions, and which has the objective of obtaining a relatively stable level of current income consistent with the preservation of capital and a high degree of liquidity.

               . Shares of the Fidelity Intermediate Bond Fund, an opened end mutual fund to which Fidelity Management Trust Company serves as investment advisor, and which has the primary objective of obtaining the highest level of income by investing in investment grade, fixed-income obligations.

               . Shares of the Fidelity Puritan Fund, an opened end mutual fund to which Fidelity Management Trust Company serves as investment advisor, and which has the primary objective of providing a balance between capital appreciation, preservation of capital and generation of income.

















                                      Continued

                                       _______


          1.   General Description of the Plan, continued:

                 Investment Funds, continued:

               . Shares of the Fidelity Retirement Growth Fund, an opened end mutual fund to which Fidelity Management Trust Company serves as investment advisor, and which has the primary objective of providing the opportunity for significant capital appreciation.

               . Shares of GPU, Inc. ("GPU") stock fund.

               . Shares of the Fidelity U.S. Equity Index Commingled Pool
                 Fund ("S&P 500 Index Fund"), a commingled pool, to which Fidelity Management Trust Company serves as investment advisor, and which has the primary objective of providing investment results that correspond to the total return of the Standard & Poor's Index, a U.S. Equity Index made up of 500 equity securities (stocks).

               . Shares of the Fidelity OTC Portfolio Fund, an opened end mutual fund, to which Fidelity Management Trust Company serves as investment advisor, and which has the primary objective of seeking long-term capital appreciation by investing in securities that are traded in the over-the-counter (OTC) securities market.

               . Shares of the Fidelity Overseas Fund, an opened end mutual fund, to which Fidelity Management Trust Company serves as investment advisor, and which has the primary objective of seeking long-term capital appreciation, primarily through investments in foreign securities.

               . Shares of the Fidelity Asset Manager: Income Fund, an
                 opened end mutual fund, to which Fidelity Management Trust Company serves as investment advisor, and which has the primary objective of investing in domestic and foreign bonds (including emerging markets) and short term instruments for income, but allows some investment in stocks for their growth potential.












                                      Continued

                                       _______


          1.   General Description of the Plan, continued:

                 Investment Funds, continued:

               . Shares of the Fidelity Asset Manager Fund, an opened end mutual fund, to which Fidelity Management Trust Company serves as investment advisor, and which has the primary objective of seeking a high total return with reduced risk over the long term. Asset Manager invests in all three investment classes; stocks, bonds and short term instruments both domestic and foreign.

               . Shares of the Fidelity Asset Manager: Growth Fund, an
                 opened end mutual fund, to which Fidelity Management Trust Company serves as investment advisor, and which has the primary objective of investing in domestic and foreign stocks (including emerging markets), and bonds for growth and income, but allows some investment in short-term instruments.

                    Employee Participation in the Plan:

               The number of participating employees with account balances invested in each investment option at December 31, 1996 and 1995 was as follows:
                                                      1996       1995

                 Interest Income Fund                  945        956
                 Fidelity Intermediate Bond Fund       241        274
                 Fidelity Puritan Fund                 944        926
                 Fidelity Retirement Growth Fund       979        967
                 GPU Stock Fund                        274        276
                 Fidelity U.S. Equity Index Fund       147         81
                 Fidelity OTC Portfolio Fund           234        111
                 Fidelity Overseas Fund                 94         53
                 Fidelity Asset Manager Income Fund     17          8
                 Fidelity Asset Manager Fund            41         20
                 Fidelity Asset Manager Growth Fund     48         26

               The total number of participants in the Plan at December 31, 1996 and 1995 was 1,886 and 1,850, respectively, which was less than the sum of the number of participants shown in the schedule above because many participants were participating in more than one option.

                                      Continued

                                       _______


          1.   General Description of the Plan, continued:

                    Participant Accounts:

               Each participant's account is credited with the participant's own contributions and with the matching contributions, made by the Company with respect to the participant's contributions. Each account maintained for a participant also reflects the number of shares of each mutual fund, the number of shares of GPU Stock, and number of units of interest in the Interest Income Fund, in which the balance of that account is invested. All income, gain or loss attributable to the investment of the balance of any account maintained for a participant is credited or charged to that account.

                    Vesting:

               Participants are 100% vested at all times in their Plan accounts.

                    Distributions and Withdrawals:

               A participant's Plan account balances become distributable upon termination of the participant's employment. Distributions of account balances in excess of $3,500 may be deferred, at the participant's election up to age 70 1/2.
               If distribution of a participant's account balance has not otherwise begun, it must begin by April 1st following the year in which the participant attained age 70 1/2. Distributions generally are in the are in the form of a single lump sum payment. The Plan permits withdrawals of account balances in the event of financial hardship or disability as defined in the Plan. A complete description of the Plan's terms and conditions for distributions and withdrawals can be found in the Plan document.
















                                      Continued

                                       _______


          1.   General Description of the Plan, continued:

                    Loans to Participants:

               The Plan provides that loans may be made to a participant from the participant's account balance subject to certain conditions. The minimum amount of each loan is $1,000 with the maximum being $50,000, or certain lesser amounts as described in the Plan. Interest on the loan is credited to the participant's account. The rate is determined periodically by the Administrative Committee, based on current commercial rates. The interest rates for loans in excess of five years were 8.75% and 7.50%, and the interest rates for loans five years or less were 9.75% and 8.125% at December 31, 1996 and 1995, respectively.

                    Plan Termination:

               The Company reserves the right at any time to modify, suspend, amend or terminate the Plan. However, the Company cannot do so in such manner as will cause or permit any part of the Plan's assets to be used for or diverted to purposes other than for the exclusive benefit of participants or their beneficiaries.


          2.   Summary of Significant Accounting Policies:

                    Valuation of Investments:

               The amounts shown herein as the investment in the GPU Companies Master Savings Plan Trust reflect the fair value of the assets held in such Trust and the Plan's relative interest in the Trust. The Plan's participation is measured at its value at the beginning of the valuation period plus net external cash flow (contributions, distributions, etc.) experienced by the Plan during the valuation period. Investment income, net realized gain (loss) on investments and net unrealized appreciation (depreciation) of investments are allocated to each participating plan based upon its accumulated monthly balance for each investment option (see Note 3).


                                      Continued

                                       _______


          2.   Summary of Significant Accounting Policies, continued:

                    Valuation of Investments, continued:

               The net investment gain from the GPU Companies Master Savings Plan Trust which is presented in the Statement of Changes in Net Assets Available for Plan Benefits, consists of interest and dividend income and the net appreciation (depreciation) in the fair value of investments, which consists of realized gains or losses and the unrealized appreciation (depreciation) on those investments in the GPU Companies Master Savings Plan Trust.

                    Use of Estimates

               The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.


          3.   Investments:

               The investments reflected in the December 31, 1996 and 1995 Statement of Net Assets Available for Plan Benefits represent the Plan's 10.10% and 9.57% share of total investments held in the GPU Companies Master Savings Plan Trust, respectively, at December 31, 1996 and 1995.

               At December 31, 1996 and 1995, the total investments held in the GPU Companies Master Savings Plan Trust are summarized as follows:



















                                      Continued

                                       _______


          3.  Investments, continued:
                                                  1996            1995
                                              Fair Value       Fair Value
              Fidelity Retirement Growth
                   Fund                      $170,592,916*   $162,014,335*
              Fidelity Puritan Fund           172,763,691*    152,173,577*
              Fidelity Intermediate            24,489,489      25,474,677
                Bond Fund
              Interest Income Fund:
                Life of Virginia                5,464,498       5,148,872
                Canada Life                     6,256,728       6,257,685
                Peoples Security Life          15,317,929      20,081,010
                Combined Insurance              3,045,923         ---
                AIG Life ABS & MBS             19,938,474       6,613,647
                First Allmerica                 9,289,352         ---
                Connecticut General            16,684,615      18,019,324
                Confederation Life Insurance
                   Insurance Co.                4,966,734       5,042,408
                Fidelity STIF                  20,070,171       4,726,782
                Life Insurance of Georgia       8,153,122         ---
                Continental Assurance           6,269,284       5,776,161
                John Hancock Mutual Life
                   Insurance Co.                  ---           8,253,516
                Metropolitan Life Insurance
                   Co.                            ---           7,645,174
                Bankers Trust                   9,581,244       9,450,617
                Prudential Insurance Co.        6,402,256       9,264,691
                State Mutual                      ---          13,799,689
                Sun Life of Canada             17,417,301      28,830,422*
                Protective Life                 7,018,846       6,598,439
                Principal Mutual                3,412,382         ---
                Sunamerica Life Insurance       9,039,399       8,428,344
                United of Omaha                 6,092,379       6,092,466
              GPU Stock Fund                   19,603,697      17,210,880
              U S Equity Index Fund            15,918,255       6,110,598
              Fidelity OTC Port. Fund          24,964,812      10,444,313
              Fidelity Overseas Fund            7,383,853       3,802,894
              Fidelity Asset Man.-Income Fund     714,957         393,831
              Fidelity Asset Mgr. Fund          2,944,880       1,760,779
              Fidelity Asset Man.-Growth Fund   4,430,209       2,026,570
              Total investments at fair
                value                        $618,227,396    $551,441,701

              Total investments at cost      $601,290,770    $527,508,365

          * These investments represent 5% or more of the net assets available for benefits.

                                      Continued

                                                          NOTES TO FINANCIAL STATEMENTS, Continued

 3.  Investments, Continued:

 Based on participant investment options at December 31, 1996 and 1995, the Plan's investments were broken down as follows:
                                                                1996            1995

 Fidelity Retirement Growth Fund                                28.0%           30.0%
 Fidelity Puritan Fund                                          25.0%           24.0%
 Fidelity Intermediate Bond Fund                                 3.0%            4.0%
 Interest Income Fund                                           30.0%           34.0%
 GPU Stock Fund                                                  4.0%            4.0%
 OTC Portfolio Fund                                              5.0%            2.0%
 Overseas Fund                                                   1.0%            0.5%
 Asset Manager - Income Fund                                      -   **          -  **
 Asset Manager Fund                                              1.0%             -  **
 Asset Manager Growth Fund                                       1.0%            0.5%
 Fidelity US Equity Index Fund                                   2.0%            1.0%

 ** Investment option represents less than 0.5% of the total investments.

 For the years ended December 31, 1996 and 1995, the changes in the accounts of the GPU Companies Master Savings
 Plan Trust, respectively, are summarized as follows:
                                         Fidelity                      Fidelity
                                        Retirement     Fidelity      Intermediate    Interest       GPU Stock         OTC
                                       Growth Fund   Puritan Fund      Bond Fund    Income Fund        Fund        Port. Fund

 Investments, December 31, 1994       $126,689,195   $122,616,904    $22,605,269   $158,799,517    $12,193,358    $         0

 Increases:
    Employee contributions              12,891,222     11,649,890      2,146,543     11,867,160      1,500,215        665,867
    Employer contributions               3,999,243      3,834,776        772,468      3,727,653        474,375        186,905
    Transfers from affiliated
       pension plans                        38,920         56,423              0        245,429              0              0
    Transfers between investment
       funds                            (6,292,886)    (5,489,047)    (1,197,989)    (3,321,386)      (726,638)     8,803,880
    Interest on loans                      293,348        246,449         45,002        280,597         34,183         16,534
    Net investment gain                 30,668,548     26,396,455      2,856,433     11,090,054      4,636,792      1,025,339
                                        41,598,395     36,694,946      4,622,457     23,889,507      5,918,927     10,698,525

 Decreases:
    Distributions and withdrawals        6,273,255      7,138,273      1,753,049     12,659,777        901,405        254,212
 Investments, December 31, 1995       $162,014,335   $152,173,577    $25,474,677   $170,029,247    $17,210,880    $10,444,313

 Increases:
    Employee contributions              14,806,796     12,869,644      2,217,575     12,112,080      1,946,760      1,901,808
    Employer contributions               4,179,647      3,893,401        731,210      3,408,719        544,652        521,128
    Transfers from affiliated
       pension plans                       103,234        194,668         34,599        334,108         31,601         10,157
    Transfers between investment
       funds                           (11,851,730)    (4,517,535)    (2,872,000)    (1,620,447)      (149,725)     9,168,073
    Interest on loans                      315,705        259,505         46,114        267,447         43,416         43,329
    Net investment gain                 13,581,109     23,216,987        886,358     10,592,465        971,320      3,638,616
                                        21,134,761     35,916,670      1,043,856     25,094,372      3,388,024     15,283,111

 Decreases:
    Distributions and withdrawals       12,556,180     15,326,556      2,029,044     20,702,982        995,207        762,612
 Investments, December 31, 1996       $170,592,916   $172,763,691    $24,489,489   $174,420,637    $19,603,697    $24,964,812

                                                                         Continued
                                                                            13a






                                                          NOTES TO FINANCIAL STATEMENTS, Continued

                                                                                                     Fidelity
                                      Overseas      Asset Manager   Asset Manager   Asset Manager    US Equity
                                        Fund            Fund         Growth Fund     Income Fund    Index Fund      Total

 Investments, December 31, 1994     $        0      $         0      $        0      $      0      $2,203,809    $445,108,052

 Increases:
    Employee contributions             444,966          169,591         399,346        43,943         540,115      42,318,858
    Employer contributions             122,572           53,038          95,269        13,539         180,828      13,460,666
    Transfers from affiliated
       pension plans                         0                0               0             0               0         340,772
    Transfers between investment
       funds                         3,074,872        1,304,236       1,202,750       324,657       2,317,551               0
    Interest on loans                   13,654            4,384           6,990           578           8,507         950,226
    Net investment gain                263,077          238,641         372,346        34,491       1,134,367      78,716,543
                                     3,919,141        1,769,890       2,076,701       417,208       4,181,368     135,787,065

 Decreases:
    Distributions and withdrawals      116,247            9,111          50,131        23,377         274,579      29,453,416

 Investments, December 31, 1995     $3,802,894       $1,760,779      $2,026,570      $393,831     $ 6,110,598    $551,441,701

 Increases:
    Employee contributions             794,586          253,412         483,951        78,621       1,330,991      48,796,224
    Employer contributions             217,945           79,128         143,651        28,285         413,680      14,161,446
    Transfers from affiliated
       pension plans                         0           11,674               0             0          10,231         730,272
    Transfers between investment
       funds                         2,344,469          880,123       1,544,711       188,921       6,885,140               0
    Interest on loans                   20,089            3,259          10,091         1,643          14,307       1,024,905
    Net investment gain                725,000          289,629         490,163        39,119       2,224,677      56,655,443
                                     4,102,089        1,517,225       2,672,567       336,589      10,879,026     121,368,290

 Decreases:
    Distributions and withdrawals      521,130          333,124         268,928        15,463       1,071,369      54,582,595

 Investments, December 31, 1996     $7,383,853       $2,944,880      $4,430,209      $714,957     $15,918,255    $618,227,396






                                                                                         Continued
                                                                                            13b




                                                          NOTES TO FINANCIAL STATEMENTS, Continued



 3.  Investments, Continued:

 The net investment gain in the GPU Companies Master Savings Plan
 Trust for the year ended December 31, 1996 was as follows:
                                         Fidelity                      Fidelity
                                        Retirement     Fidelity      Intermediate    Interest       GPU Stock         OTC
                                       Growth Fund   Puritan Fund      Bond Fund    Income Fund        Fund        Port. Fund

 Dividends                            $ 21,088,711   $ 20,110,484    $ 1,688,989   $          0    $ 1,081,702    $ 2,597,871
 Interest Income                                 0              0              0     10,592,465              0              0
 Net appreciation (depreciation)
   in fair value of investments         (7,507,602)     3,106,503       (802,631)             0       (110,382)     1,040,745

   Net investment gains               $ 13,581,109   $ 23,216,987    $   886,358   $ 10,592,465    $   971,320    $ 3,638,616


 The net investment gain in the GPU Companies Master Savings Plan
 Trust for the year ended December 31, 1995 was as follows:

                                         Fidelity                      Fidelity
                                        Retirement     Fidelity      Intermediate    Interest       GPU Stock         OTC
                                       Growth Fund   Puritan Fund      Bond Fund    Income Fund        Fund        Port. Fund

 Dividends                            $ 15,534,234   $  7,921,988    $ 1,507,779    $         0    $   677,248    $   559,811
 Interest Income                                 0              0              0     11,090,054              0              0
 Net appreciation (depreciation)
   in fair value of investments         15,134,314     18,474,467      1,348,654              0      3,959,544        465,528

   Net investment gains               $ 30,668,548   $ 26,396,455    $ 2,856,433    $11,090,054    $ 4,636,792    $ 1,025,339


 Investment in the GPU Companies Master Savings Plan Trust are carried at fair market value. Fair market value of assets held by the Trust are determined as follows:

       Stocks and bonds are valued at the closing market prices on the last business day of the year. Short-term group trust funds (investment through the custodian bank) and insurance contracts are valued at cost plus accrued interest which approximates market.






                                                                                         Continued
                                                                                            14a






                                                                          NOTES TO FINANCIAL STATEMENTS, Continued



 3.  Investments, Continued:

 The net investment gain in the GPU Companies Master Savings Plan
 Trust for the year ended December 31, 1996 was as follows:
                                                                                                    Fidelity
                                      Overseas      Asset Manager   Asset Manager   Asset Manager   US Equity
                                        Fund         Income Fund        Fund         Growth Fund    Index Fund      Total

 Dividends                          $   449,059      $   38,638      $  219,829     $   328,373    $         0   $ 47,603,656
 Interest income                              0               0               0               0              0     10,592,465
 Net appreciation (depreciation)
   in fair value of investments         275,941             481          69,800         161,790      2,224,677     (1,540,678)

   Net investments gains             $  725,000      $   39,119      $  289,629      $  490,163     $2,224,677   $ 56,655,443

 The net investment gain in the GPU Companies Master Savings Plan
 Trust for the year ended December 31, 1995 was as follows:

                                                                                                    Fidelity
                                      Overseas      Asset Manager   Asset Manager   Asset Manager   US Equity
                                        Fund         Income Fund        Fund         Growth Fund    Index Fund      Total

 Dividends                           $   80,486      $   12,970      $   45,181      $   30,229     $        0   $ 26,369,926
 Interest income                              0               0               0               0              0     11,090,054
 Net appreciation (depreciation)
   in fair value of investments         182,591          21,521         193,460         342,117      1,134,367     41,256,563

   Net investments gains             $  263,077      $   34,491      $  238,641      $  372,346     $1,134,367   $ 78,716,543

 Investment in the GPU Companies Master Savings Plan Trust are carried at fair market value. Fair market value of assets held by the Trust are determined as follows:

       Stocks and bonds are valued at the closing market prices on the last business day of the year. Short-term group trust funds (investment through the custodian bank) and insurance contracts are valued at cost plus accrued interest which approximates market.















                                                                                         Continued
                                                                                            14b

                                       _______


          4.  Tax Status

              The Plan obtained its latest determination letter on June 23, 1995, in which the Internal Revenue Service stated that the plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator and the plan's tax counsel believe that the plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

                                      GPU, INC.


                            PENNSYLVANIA ELECTRIC COMPANY
                 EMPLOYEE SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES





          Signature                                           Page 2



          Consent of Independent Accountant                   Exhibit 24



          Report on Audits of Financial Statements            Exhibit 28
             for the Years Ended December 31, 1996
             and 1995

                                      SIGNATURES



             Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.







                                      GPU, INC.

                                      Pennsylvania Electric Company
                                      Employee Savings Plan for
                                      Bargaining Unit Employees





          Date:  June 27, 1997        By:  /s/ F. A. Donofrio
                                           F. A. Donofrio
                                           Chairman
                                           Administrative Committee